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EXHIBIT 99

DECOMA
INTERNATIONAL INC.

Q3

THIRD QUARTER REPORT

SEPTEMBER 30, 2002

CONTENTS

1	To Our Shareholders
3	Management's Discussion and Analysis of Results of Operations and Financial Position
25	Consolidated Financial Statements
39	Investor Information

All amounts in this Quarterly Report are expressed in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

        The contents of this quarterly report contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, specific risks relating to the automotive industry which could impact the Company including without limitation, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In addition, forward-looking statements with respect to the Company's vehicle production volume outlook, return on funds employed opportunities in Europe, the possible conversion of the Company's Convertible Series Preferred Shares to Class A Subordinate Voting Shares, the performance of Merplas, capital spending estimates and the recoverability of the Company's remaining goodwill are all subject to significant risk and uncertainty. Persons reading this quarterly report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this quarterly report to reflect subsequent information, events or circumstances or otherwise.

To Our Shareholders:

        We are pleased to present our financial results for the three and nine month periods ended September 30, 2002.

        Our North American operations continued to generate strong sales and earnings in the third quarter of 2002. Sales growth was driven by growth in average North American content per vehicle and higher vehicle production volumes. Our content growth reflects new program launches, the award of takeover business and incremental sales from our Autosystems acquisition in September 2001. Strong sales combined with contributions from our ongoing continuous improvement programs contributed to the improvement in our North American segment's profitability.

        European production sales in the third quarter of 2002 have increased as a result of the ramp up of the BMW Mini program supplied by our Sybex facility in the United Kingdom and as a result of the translation of Euro and British Pound sales into United States dollars. However, production sales in Germany and Belgium, measured in Euros, have declined as a result of lower vehicle production volumes on certain high content programs. These sales declines, along with costs incurred to support future European sales growth and other operational factors, negatively impacted European, excluding Merplas, operating income.

        Merplas continued to reduce its operating losses. However, the pace of improvement in Merplas' operating losses is likely to be reduced in the near term without the introduction of an additional core program.

        While we anticipate that our European results will continue to be impacted by lower vehicle production volumes and by continued costs to support future sales growth, we are aggressively pursuing operational improvements to enhance our European performance. In this regard, improved European operating performance has become a top priority of Decoma's executive management team.

        Going forward, we will continue to concentrate on improving operational efficiencies in Europe, on successfully launching new programs and on capitalizing on emerging opportunities in the global automotive markets in which we operate.

Alan J. Power
President and Chief Executive Officer
Decoma International Inc.

Management's Discussion and Analysis of Results of Operations and Financial Position

Three and nine month periods ended September 30, 2002 and 2001

        All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2002, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2001, each included in the Company's Annual Report to Shareholders for 2001.

OVERVIEW

        North American vehicle production volumes in the first nine months of 2002 were strong relative to expectations at the beginning of the year despite reduced OEM incentives. North American vehicle production volumes were 12.5 million units for the first nine months of 2002, an increase of 7% over the first nine months of 2001. North American vehicle production volumes for the third quarter of 2002 were 3.8 million units, in line with our last outlook but 11% above vehicle production volumes in the third quarter of 2001. Vehicle production volumes in the third quarter of 2001 were negatively impacted by a general industry slowdown which was further exacerbated by the events of September 11, 2001.

        Western European vehicle production volumes were 12.2 million units in the first nine months of 2002, a decrease of 2% over the first nine months of 2001. Western European vehicle production volumes for the third quarter of 2002 were 3.6 million units, in line with our latest outlook and substantially unchanged from the third quarter of 2001.

        Total sales grew to a third quarter record of $465.5 million in the three month period ended September 30, 2002, an 11% increase over the comparable prior year period. Diluted earnings per share were $0.21 for the third quarter of 2002, an improvement of 62% over diluted earnings per share of $0.13 for the third quarter of 2001.

        The Company's sales and earnings growth was driven by strong performance in North America. European production sales increased as a result of the ramp up of the BMW Mini program in the United Kingdom and as a result of the translation of Euro and British Pound sales into United States dollars. However, production sales in Germany and Belgium, measured in Euros, declined as a result of lower vehicle production volumes on certain high content programs which, in conjunction with costs incurred to support future European sales growth, has contributed to a decline in European, excluding Merplas, operating income. Merplas, on the other hand, continued to reduce its operating losses in the third quarter of 2002.

RESULTS OF OPERATIONS

United Kingdom

        Although the Company's consolidated financial results were strong, they continue to be negatively impacted by the Company's Merplas facility which continues to incur losses.

        Merplas is located in the United Kingdom and supplies the new Jaguar X400 program. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' losses over the last several quarters, it is necessary to separately disclose Merplas in order to adequately explain the performance of the European operating segment.

        Merplas' operating loss, excluding the impact of the deferred preproduction expenditures write off in the second quarter of 2002, improved to $3.0 million in the three month period ended September 30, 2002 compared to $9.0 million, $6.4 million, $5.9 million, $4.0 million and $3.6 million in the three month periods ended June 30, 2001, September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, respectively. Merplas' operating loss in the first quarter of 2001 was $2.1 million as production on the facility's primary program, the Jaguar X400, did not ramp up until the second quarter of 2001.

        Decoma executive management has spent additional time and focus on the progress of implementation of improvement plans and to help identify and implement further improvement opportunities in Europe and, in particular, at Merplas. The pace of improvement in Merplas' operating losses is likely to be reduced in the near term. Continued significant near term improvements in Merplas' operating losses are unlikely without the launch of additional new business at this facility. In addition, pricing and volume levels on certain Ford service part programs currently running at Merplas are expected to be reduced by Ford over the coming quarters.

        Merplas' longer term profitability is dependent on filling the facility's open capacity. The Merplas facility was built to service the Jaguar Halewood assembly plant, which assembles the X400, and other Jaguar programs, including the X100 program, with additional capacity to service other future business opportunities. Although the X100 fascia program, which was temporarily outsourced to a Magna facility for most of 2001, was returned to Merplas in the first quarter of 2002, Merplas production volumes on the Jaguar X400 and X100 programs continue at levels that are below original estimates. In addition, although a number of small service part programs are operating at Merplas, other than the Jaguar business no significant additional production programs have been secured, at this point in time, to utilize Merplas' open capacity.

        However, certain programs that were outsourced to third parties by Sybex, the Company's other United Kingdom facility, are being reviewed for relocation to Merplas. In addition, the Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between Merplas and Sybex to fill open capacity. As well, Decoma continues to monitor its competitors with production facilities in the United Kingdom with a view to capitalizing on takeover opportunities if and when they present themselves.

Three Month Periods Ended September 30, 2002 and 2001

Sales

	Three Month Periods Ended September 30,
			% Change
	2002	2001
Vehicle Production Volumes (in millions)
North America	3.8	3.5	11%
Western Europe	3.6	3.5	2%

Average Content Per Vehicle (U.S. dollars)
North America	$81	$77	5%
Europe	34	33	3%

Production Sales (U.S. dollars in millions)
North America	$312.7	$268.9	16%
Europe
Excluding Merplas	114.7	105.7	9%
Merplas	8.7	8.4	4%

Total Europe	123.4	114.1	8%
Global Tooling and Other Sales	29.4	37.0	(21%	)

Total Sales	$465.5	$420.0	11%

North America

        North American production sales grew by 16% to $312.7 million in the three month period ended September 30, 2002 from $268.9 million in the comparable prior year period. This increase was driven by growth in average North American content per vehicle. North American content per vehicle grew to approximately $81 compared to $77 for the third quarters of 2002 and 2001, respectively. The increase in content was driven by the acquisition of Autosystems on September 28, 2001 which added approximately $5 to North American content per vehicle; new takeover business including content on the General Motors GMT 820 C and D (Cadillac Escalade and Denali SUVs), GMT 806 (Escalade EXT) and GMT 800 and 830 (Silverado, Sierra and Suburban) programs; content on programs that launched during or subsequent to the third quarter of 2001 including the Nissan TK (Altima) and DaimlerChrysler KJ (Jeep Liberty) programs; increased content and higher volumes on the GMT 250 (Aztek) and increased content on the Ford U204 (Escape) programs; and strong volumes on other high content production programs including the DaimlerChrysler LH (Concorde, Intrepid and 300M) and RS (Minivan), General Motors GMX 210 (Impala) and Ford EN114 (Crown Victoria, Grand Marquis) programs. These increases were partially offset by lower Mexican sales due to lower production volumes on both the GMT 805 (Avalanche) program, where comparative period volumes were strong as General Motors worked to fill its distribution channels, and on the DaimlerChrysler PT Cruiser program; the disposition of a non-core North American operating division in the first quarter of 2002; and the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency which negatively impacted North American production sales. The Canadian dollar weakened against the U.S. dollar by 1% for the three month period ended September 30, 2002 compared to the three month period ended September 30, 2001.

        Increases in North American production sales were also driven by an increase in vehicle production volumes. Total North American light vehicle production for the third quarter of 2002 was 3.8 million units representing an increase of 11% from the 3.5 million vehicles produced in the third quarter of 2001.

Europe

        European production sales, excluding Merplas, increased 9% to $114.7 million in the third quarter of 2002 compared to $105.7 million for the third quarter of 2001. Production sales at Merplas increased to $8.7 million in the third quarter of 2002 compared to $8.4 million in the third quarter of 2001. European content per vehicle grew 3% to approximately $34 for the third quarter of 2002 compared to $33 for the third quarter of 2001. Content growth was driven by an increase in sales at the Company's Sybex facility in the United Kingdom as a result of the ramp up of the BMW Mini program. The BMW Mini has been very well received resulting in strong production volumes.

        Content growth was also driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency. The average exchange rate for the Euro and British Pound, each against the U.S. dollar, increased 10% and 8%, respectively, for the three month period ended September 30, 2002 compared to the three month period ended September 30, 2001. However, when measured in Euros, sales at the Company's facilities in Germany and Belgium declined in the third quarter of 2002 over the comparable prior year period. This decline was driven by lower production volumes on certain high content programs including the Company's largest European program, the DaimlerChrysler Mercedes C Class, lower content on the introduction of the new DaimlerChrysler Mercedes E Class and the cancellation at the beginning of the third quarter of 2002 of DaimlerChrysler PT Cruiser production in Europe. Western European vehicle production volumes were substantially unchanged at 3.6 million units for the third quarter of 2002 compared to 3.5 million units for the third quarter of 2001.

Tooling and Other

        Tooling and other sales on a global basis declined 21% to $29.4 million compared to $37.0 million for the third quarters of 2002 and 2001, respectively. The decrease in tooling and other sales came primarily in North America where sales for the third quarter of 2001 included amounts related to the cancellation of a previously planned refresh of the Daimler-Chrysler LH program. Tooling inventory includes a number of in-progress tooling programs that have not yet been completed and billed to customers.

Gross Margin

        Gross margin as a percentage of total sales increased to 20.2% for the three month period ended September 30, 2002 compared to 19.3% for the three month period ended September 30, 2001.

        Gross margins were positively affected by contributions from new takeover business; contributions from programs that launched during or subsequent to the third quarter of 2001 including the Nissan TK (Altima) and DaimlerChrysler KJ (Jeep Liberty) programs in North America and the BMW Mini program in Europe; strong volumes on certain other high content programs in North America including the DaimlerChrysler LH (Concorde, Intrepid and 300M) and RS (Minivan), Ford EN114 (Crown Victoria, Grand Marquis) and General Motors GMX 210 (Impala) programs; improved performance at two North American trim related facilities; reduced losses at Merplas; improved performance at Carplast/Toptech, one of the Company's German facilities where Audi TT roof module production recently ended but a number of MAN truck and other programs continue; and the impact of the Company's ongoing continuous improvement programs. These improvements were partially offset by costs incurred to support future European sales growth; the cancellation at the beginning of the third quarter of 2002 of DaimlerChrysler PT Cruiser production in Europe; lower production volumes on certain high content programs in Europe including lower volumes on the Company's largest European program, the DaimlerChrysler Mercedes C Class; operating inefficiencies and other period costs at a facility in continental Europe and at a sealing systems facility in Ontario; further OEM price concessions; and, although contributing to gross margin, lower gross margin percentages at Autosystems.

Depreciation and Amortization

        Depreciation and amortization costs declined to $19.8 million for the third quarter of 2002 compared to $20.4 million for the third quarter of 2001.

        Effective January 1, 2002, Canadian generally accepted accounting principles ("GAAP") with respect to goodwill changed. As a result, effective January 1, 2002, the Company ceased recording amortization of goodwill (see the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A and note 3 to the Company's unaudited interim consolidated financial statements included elsewhere herein). Depreciation and amortization for the three month period ended September 30, 2001 includes goodwill amortization of $1.0 million.

        Excluding goodwill amortization, depreciation and amortization was substantially unchanged. As a percentage of total sales, depreciation and amortization costs decreased to 4.3% for the third quarter of 2002 compared to 4.9% for the third quarter of 2001.

Selling, General and Administrative ("S,G&A")

        S,G&A costs were $32.5 million for the third quarter of 2002, up from $29.5 million for the third quarter of 2001. This increase reflects additional S,G&A expense as a result of the Autosystems acquisition, additional costs associated with Merplas and United Kingdom sales and marketing efforts, additional management resources and new project costs in Europe, higher compensation costs for managers with compensation tied to Company profits, an increase in foreign exchange expenses and increases in sales, marketing, program management and other costs to support the higher sales levels. As a percentage of sales, S,G&A was unchanged at 7.0%.

        Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. Subsequent to September 30, 2001, the Company began reporting these amounts in S,G&A expense. Previously, these amounts were combined with affiliation and social fees and reported as a separate line item on the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period's presentation. The cost of management and administrative services provided by Magna and included in S,G&A was $0.8 million and $0.9 million for the three month periods ended September 30, 2002 and 2001, respectively.

Affiliation and Social Fees

        The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trade mark rights, access to Magna's management and to its operating principles and policies, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance, technology development assistance and human resource management assistance.

        As previously disclosed, on June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement with Magna. The amended agreement was effective August 1, 2002, provides for a term of nine years and five months expiring on December 31, 2011 and is renewable thereafter on a year to year basis at the parties' option. Affiliation fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% rate that previously applied. At current sales levels, the fee reduction is expected to result in annualized savings commencing August 1, 2002 of approximately $10 million. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also entitled Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, Decoma was entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems. The value of these credits through June 2002 was accrued in the second quarter of 2002. The value of these credits for the month of July was accrued in the third quarter of 2002.

        Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

        The affiliation and social fees payable to Magna for the third quarter of 2002 decreased to $5.4 million from $6.5 million for the comparable prior year period. The decrease in affiliation and social fees reflects the more favourable terms of the new affiliation agreement with Magna partially offset by an increase in affiliation and social fees payable due to the increases in consolidated net sales and pretax profits on which the affiliation and social fees are calculated, respectively.

Operating Income

	Three Month Periods Ended September 30,
(U.S. dollars in millions)			% Change
	2002	2001
Operating Income
North America	$42.1	$27.0	56%
Europe
Excluding Merplas	(0.6)	5.6
Merplas	(3.0)	(6.4)

Total Europe	(3.6)	(0.8)
Corporate	(2.4)	(1.3)

Total Operating Income	$36.1	$24.9	45%

        Total operating income grew by 45% to $36.1 million for the third quarter of 2002 compared to $24.9 million for the third quarter of 2001.

        Operating income for the third quarter of 2001, adjusted to eliminate the impact of goodwill amortization of $1.0 million (see the "Results of Operations — Three Month Periods Ended September 30, 2002 and 2001 — Depreciation and Amortization" section of this MD&A for further discussion), was $25.9 million. Operating income of $36.1 million for the third quarter of 2002 increased by 39% over operating income for the third quarter of 2001 of $25.9 million, adjusted to eliminate goodwill amortization.

North America

        North American operating income increased to $42.1 million for the third quarter of 2002 from $27.0 million for the third quarter of 2001. This increase is the result of contributions from new takeover business; contributions from programs that launched during or subsequent to the third quarter of 2001 including the Nissan TK (Altima) and DaimlerChrysler KJ (Jeep Liberty) programs; strong volumes on other high content production programs including the DaimlerChrysler LH (Concorde, Intrepid and 300M) and RS (Minivan), Ford EN114 (Crown Victoria and Grand Marquis) and General Motors GMX 210 (Impala) programs; the acquisition of Autosystems; improved performance at two trim related facilities; increased contributions as a result of the Company's ongoing continuous improvement programs; the elimination of goodwill amortization; and the impact of more favourable terms under the new affiliation agreement with Magna. These improvements were partially offset by increased period costs at a sealing systems facility in Ontario; lower contributions from the Company's Mexican facility due to lower production volumes on the General Motors GMT 805 (Avalanche) and DaimlerChrysler PT Cruiser programs; and further OEM price concessions.

Europe

        European operating income, excluding Merplas, decreased to a loss of $0.6 million for the third quarter of 2002 compared to income of $5.6 million for the comparable prior year period. Operating income was negatively impacted by costs incurred to support future European sales growth including:

  •
  costs associated with various Audi production programs currently being launched at the Company's Decoform and Prometall facilities in Germany;

  •
  costs associated with the fourth quarter of 2002 launch of the VW Group T5 (Transit Van) program at the Company's recently completed Modultec mould in colour, assembly and sequencing facility in Germany with painted fascia production to come from the Company's existing Decoform facility also in Germany;

  •
  costs associated with establishing a moulding, assembly and sequencing facility in Poland to commence operations in the second half of 2003 to service the VW Group T5 (Transit Van) and the VW Group SLW (City Car) Poland production programs;

  •
  costs associated with Magna Steyr's DaimlerChrysler Mercedes E Class 4 matic assembly program that will launch in the first quarter of 2003 at a new Decoma assembly and sequencing facility in Graz, Austria (fascias for this program will be supplied by a third party);

  •
  costs associated with the construction of a new paint line at the Company's Belplas facility in Belgium to service, commencing in the fourth quarter of 2003, a portion of the production volume on the VW Group's A5 (Golf) program;

  •
  costs associated with various Porsche programs that will launch in the fourth quarter of 2003 at a new assembly and sequencing facility to be constructed in Zuffenhausen, Germany with fascia and related trim product production coming from the Company's existing Decoform facility and from third parties;

  •
  costs associated with the DaimlerChrysler Mercedes A Class program that will launch in the third quarter of 2004 at a new assembly and sequencing facility, Carmodul, in Rastatt, Germany with fascia production coming from the Company's existing Innoplas facility also in Germany; and

  •
  additional costs associated with increased United Kingdom sales and marketing efforts.

        European, excluding Merplas, operating income was also negatively impacted by lower production sales at the Company's facilities in Germany and Belgium, measured in Euros, due to a decline in production volumes on certain high content production programs including the DaimlerChrysler Mercedes C Class; operating inefficiencies and other period costs at a facility in continental Europe; and the cancellation, at the beginning of the third quarter of 2002, of production on the DaimlerChrysler PT Cruiser program which was serviced by the Company's Decoform facility. DaimlerChrysler consolidated production on this program in Mexico. The Company is currently negotiating the recovery of cancellation costs in respect of this program. Finally, severance costs and additional European management resource costs impacted European operating income.

        The above factors were partially offset by:

  •
  improved performance at the Company's Carplast/Toptech operations in Germany;

  •
  contributions from the launch of the new BMW Mini program at the Company's Sybex facility in the United Kingdom; and

  •
  the elimination of goodwill amortization and the impact of more favourable terms under the Company's new affiliation agreement with Magna.

        Merplas generated an operating loss of $3.0 million for the third quarter of 2002 compared to a loss of $6.4 million for the third quarter of 2001. Although the loss is significant, Merplas' performance has steadily improved. The operating losses for the second, third and fourth quarters of 2001 were $9.0 million, $6.4 million and $5.9 million, respectively, and $4.0 million and $3.6 million for the first and second quarters of 2002, respectively, excluding the impact of the deferred preproduction expenditures write off in the second quarter of 2002. Refer to the "Results of Operations — United Kingdom" section of this MD&A for further discussion regarding Merplas.

Equity Loss

        The loss from equity accounted investments, which includes the Company's 40% share of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC, increased to a loss of $0.3 million for the third quarter of 2002 compared to a loss of $0.1 million for the third quarter of 2001. The increase is primarily attributable to closure costs accrued in the current quarter with respect to one of Bestop's facilities partially offset by the cessation of goodwill amortization effective January 1, 2002. Refer to the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion regarding goodwill amortization.

EBITDA

        On a global basis, EBITDA, excluding other income, increased 23% to $55.9 million for the third quarter of 2002 from $45.3 million for the third quarter of 2001. EBITDA as a percentage of total sales increased to 12.0% for the third quarter of 2002 from 10.8% for the third quarter 2001.

        The North American operating segment generated EBITDA of $56.1 million or 17.0% of North American segment sales for the third quarter of 2002. This compares favourably to EBITDA of $41.3 million or 14.2% of sales for the third quarter of 2001.

        The European operating segment, excluding Merplas, generated EBITDA of $4.6 million or 3.6% of European segment sales, excluding Merplas, for the third quarter of 2002. This compares to EBITDA of $10.6 million or 8.8% of sales for the third quarter of 2001.

        EBITDA at Merplas was a loss of $2.4 million for the third quarter of 2002. The Merplas EBITDA loss was substantially improved over the losses incurred in the second, third and fourth quarters of 2001 of $8.1 million, $5.3 million and $4.8 million, respectively, and the first and second quarters of 2002 of $3.1 million and $2.7 million, respectively. Refer to the "Results of Operations — United Kingdom" section of this MD&A for further discussion regarding Merplas.

        The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income plus depreciation and amortization plus the write down of deferred preproduction expenditures based on the respective amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Interest Expense

        Interest expense for the third quarter of 2002 was $3.1 million compared to $4.3 million for the third quarter of 2001. Total interest bearing net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna including current portion and debenture interest obligation, less cash and cash equivalents) declined to $190.3 million at September 30, 2002 compared to $226.6 million at June 30, 2001. In addition to debt reduction, lower market interest rates resulted in reduced interest costs.

Amortization of Discount on Convertible Series Preferred Shares

        The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt decreased to $2.0 million for the third quarter of 2002 from $2.3 million for the third quarter of 2001. The decrease reflects lower amortization as a result of the discount on the Series 2 and 3 Convertible Series Preferred Shares being fully amortized as of July 31, 2001 and 2002, respectively.

Income Taxes

        The Company's effective income tax rate for the third quarter of 2002 decreased to 39.4% from 41.4% for the third quarter of 2001. The effective income tax rate improved over the third quarter of 2001 as a result of reduced losses at Merplas which are not tax benefited, reductions in Ontario statutory income tax rates, the cessation of goodwill amortization (see the "Results of Operations — Three Month Periods Ended September 30, 2002 and 2001 — Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization) which was non-deductible for tax and reduced non-deductible amortization of the discount on Convertible Series Preferred Shares.

        These improvements were partially offset by the utilization in the third quarter of 2001 of previously unbenefitted tax loss carryforwards in Mexico to shelter Mexican income. The Mexican tax loss carryforwards were fully utilized in 2001. As a result, Mexican income in the third quarter of 2002 was subject to a full tax provision.

        Cumulative unbenefited tax loss carryforwards in the United Kingdom and Belgium total approximately $51.0 million and $6.4 million, respectively. These losses have no expiry date.

Net Income

        Net income for the third quarter of 2002 increased 74% to $18.6 million from $10.7 million for the third quarter of 2001. This increase is primarily attributable to higher operating income, lower interest costs and a reduction in the Company's effective tax rate.

        Net income for the third quarter of 2001, adjusted to eliminate the after tax impact of goodwill amortization of $1.1 million (see the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion), was $11.8 million. Net income of $18.6 million for the third quarter of 2002 increased by 58% over net income for the third quarter of 2001 of $11.8 million, after adjustment to eliminate the after tax impact of goodwill amortization.

Financing Charges

        Financing charges, net of income tax recoveries, related to the issuance of $90 million 9.5% Subordinated Debentures as partial consideration for the acquisition of Visteon Corporation's 49% minority interest in the Conix Group (the "Conix Transaction") on October 16, 2000 were $0.7 million in the three month period ended September 30, 2001. The charge to retained earnings, net of tax, reflects the accretion to face value of the present value of the principal portion of the Subordinated Debentures over their term to maturity. In June and November of 2001, the Subordinated Debentures were repaid. Accordingly, financing charges related to Subordinated Debentures were nil in the third quarter of 2002.

        The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was substantially unchanged at $1.1 million for the third quarter of 2002 compared to $1.0 million for the third quarter of 2001.

Diluted Earnings Per Share

        Diluted earnings per share for the third quarter of 2002 increased 62% to $0.21 compared to $0.13 for the third quarter of 2001.

        Diluted earnings per share for the third quarter of 2001 was reduced by $0.01 as a result of goodwill amortization. Diluted earnings per share for the third quarter of 2002 of $0.21 increased 50% over diluted earnings per share for the third quarter of 2001 adjusted to eliminate goodwill amortization (see the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion regarding goodwill amortization).

        The increase in diluted earnings per share is primarily due to the substantial increase in net income for the third quarter of 2002 compared to the third quarter of 2001. The weighted average number of diluted Class A Subordinate Voting and Class B Shares outstanding increased 0.6 million. The increase is the result of the issuance of 451,400 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the third quarter of 2002 and the issuance of 16,100,000 Class A Subordinate Voting Shares in June 2001 ("the June 2001 Equity Offering").

Overview for the Nine Month Periods Ended September 30, 2002 and 2001

	Nine Month Periods Ended September 30,
			% Change
	2002	2001
Vehicle Production Volumes (in millions)
North America	12.5	11.6	7%
Western Europe	12.2	12.5	(2%	)

Average Content Per Vehicle (U.S. dollars)
North America	$84	$75	12%
Europe	30	28	7%

Production Sales (U.S. dollars in millions)
North America	$1,041.5	$873.1	19%
Europe
Excluding Merplas	339.9	334.4	2%
Merplas	28.0	16.4	71%

Total Europe	367.9	350.8	5%
Global Tooling and Other Sales	119.1	125.6	(5%	)

Total Sales	$1,528.5	$1,349.5	13%

Operating Income (U.S. dollars in millions)
North America	$148.7	$104.2	43%
Europe
Excluding Merplas	6.7	22.0	(70%	)
Merplas excluding deferred preproduction expenditures write off	(10.6)	(17.5)	39%
Merplas deferred preproduction expenditures write off	(8.3)	—

Total Europe	(12.2)	4.5
Corporate	(5.5)	(3.8)

Total Operating Income	$131.0	$104.9	25%

Sales

North America

        North American production sales grew by 19% to $1,041.5 million in the first nine months of 2002 from $873.1 million in the comparable prior year period. This increase was driven by growth in average North American content per vehicle and higher vehicle production volumes. North American content per vehicle grew to approximately $84 compared to $75 for the first nine months of 2002 and 2001, respectively. The increase in content was driven by the acquisition of Autosystems which added $5 in content per vehicle; new takeover business; the ramp up of the Ford U152 (Explorer) and other programs which launched in 2001; and increased volumes on other high content production programs. These increases were partially offset by the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency which negatively impacted North American production sales. The Canadian dollar weakened against the U.S. dollar by 2% for the nine month period ended September 30, 2002 compared to the nine month period ended September 30, 2001.

        Total North American light vehicle production for the first nine months of 2002 was 12.5 million units representing an increase of 7% from the 11.6 million vehicles produced in the first nine months of 2001.

Europe

        European production sales, excluding Merplas, increased 2% to $339.9 million in the first nine months of 2002 compared to $334.4 million for the first nine months of 2001. Production sales at Merplas increased to $28.0 million compared to $16.4 million in the nine months periods ended September 30, 2002 and 2001, respectively. European content per vehicle grew 7% to approximately $30 for the first nine months of 2002 compared to $28 for the first nine months of 2001. Content growth was driven by an increase in sales at the Company's United Kingdom facilities as a result of the ramp up of both the BMW Mini program produced at Sybex and the Jaguar X400 program produced at Merplas and by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency. The average exchange rate for the Euro and British Pound, each against the U.S. dollar, increased 4% and 3%, respectively, for the nine month period ended September 30, 2002 compared to the nine month period ended September 30, 2001.

        These increases in content were partially offset by lower sales measured in Euros at the Company's facilities in Germany and Belgium in the first nine months of 2002 over the comparable prior year period. This decline was driven by lower vehicle production volumes including lower volumes on certain high content programs including the DaimlerChrysler Mercedes C Class and Ford Mondeo programs, lower content on the introduction of the new DaimlerChrysler Mercedes E Class and the cancellation in the third quarter of 2002 of DaimlerChrysler PT Cruiser production in Europe. Western European vehicle production volumes declined 2% to 12.2 million units for the first nine months of 2002 compared to 12.5 million units for the first nine months of 2001.

Tooling and Other

        Tooling and other sales on a global basis declined 5% to $119.1 million for the first nine months of 2002 compared to $125.6 million for the comparable prior year period.

Sales by Customer

        North American sales, including tooling and other sales, accounted for approximately 73% of total sales for the nine month period ended September 30, 2002. This compares to 70% for the comparable prior year period. The increase reflects the Company's strong content growth in North America and higher North American vehicle production volumes. The Company's three largest customers in North America were Ford, General Motors and DaimlerChrysler representing 36.5%, 33.3% and 15.7% of total North American sales, respectively, for the first nine months of 2002 (38.0%, 28.2% and 20.5% for the first nine months of 2001). The growth in General Motors sales reflects the acquisition of Autosystems and new take over business. The Company's largest North American production sales programs for calendar 2002 are expected to include the Ford U152 (Explorer) and EN114 (Crown Victoria and Grand Marquis) programs and the DaimlerChrysler RS (Minivan), LH (Concorde, Intrepid and 300M) and JR (Stratus and Sebring) programs.

        The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range. Although the Company moulds fascias for three Honda programs, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required. The Company continues to closely monitor potential opportunities in this area, particularly in the Southern United States region.

        European sales accounted for approximately 27% and 30% of total sales for the first nine months of 2002 and 2001, respectively. This reduction reflects growth in North American vehicle production volumes compared to a decline in European production volumes as well as growth in content per vehicle occurring at a faster rate in North America as compared to Europe. The Company's three largest customers in Europe were DaimlerChrysler, Ford and the VW Group representing 39.1%, 16.3% and 13.9% of total European sales, respectively, for the first nine months of 2002 (42.2%, 18.0% and 12.1% for the first nine months of 2001). The Company's largest European production sales programs for calendar 2002 are expected to include the DaimlerChrylser Mercedes C Class (W/S/CL203) and A Class (W168) programs, the Ford Mondeo and Jaguar X400 programs and the Opel Vectra program.

        Decoma believes that it has strong European growth opportunities with Ford's Premier Automotive Group ("PAG") and with the VW Group. The PAG group of Ford brands includes Aston Martin, Jaguar, Land Rover and Volvo. Decoma intends to leverage its strong relationship with Ford in North America to gain greater access to PAG in Europe. With respect to the VW Group, Decoma has been awarded new business which is expected to launch in the latter part of 2002 and 2003 and which will significantly increase the Company's sales to the VW Group.

        On a consolidated basis, the Company's three largest customers are Ford, General Motors and DaimlerChrysler accounting for 31.0%, 25.8% and 22.0% of global sales, respectively, for the first nine months of 2002 (32.0%, 21.1% and 27.0% for the first nine months of 2001).

Operating Income

        Operating income improved 25% to $131.0 million for the first nine months of 2002 compared to $104.9 million for the first nine months of 2001. Excluding the Merplas deferred preproduction expenditures write off of $8.3 million (see the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion), operating income of $139.3 million for the first nine months of 2002 increased by 29% over operating income for the first nine months of 2001 of $107.9 million, adjusted to eliminate goodwill amortization of $3.0 million (see the "Results of Operations — Three Month Periods Ended September 30, 2002 and 2001 — Depreciation and Amortization" section of this MD&A for further discussion). The increase was driven by strong performance in North America. North American operating income improved 43% to $148.7 million for the first nine months of 2002 over the comparable prior year period.

        European, excluding Merplas, operating income decreased to $6.7 million for the first nine months of 2002 compared to $22.0 million for the first nine months of 2001. The decline is a result of lower production sales in Germany and Belgium measured in Euros due to the decline in overall European vehicle production volumes and the decline in production volumes on certain high content programs. Operating income was also negatively impacted by costs incurred to support future European sales growth and operating inefficiencies at two continental Europe facilities. Contributions from the BMW Mini program at Sybex, the elimination of goodwill amortization and the more favourable terms under the Company's new affiliation agreement with Magna helped to partially offset these declines.

        Operating losses at Merplas, excluding the write off of deferred preproduction expenditures, improved $6.9 million to a loss of $10.6 million for the first nine months of 2002 compared to a loss of $17.5 million for the comparable prior year period.

EBITDA

        On a global basis, EBITDA increased to $197.7 million for the first nine months of 2002 compared to $164.9 million for the first nine months of 2001. EBITDA as a percentage of total sales increased to 12.9% compared to 12.2% for the first nine months of 2002 and 2001, respectively, reflecting improved operating income.

        The North American operating segment generated EBITDA of $189.7 million or 17.0% of sales for the nine month period ended September 30, 2002. This compares favourably to EBITDA of $147.2 million or 15.5% of sales for the nine month period ended September 30, 2001. The European operating segment, excluding Merplas, generated EBITDA of $21.8 million or 5.7% of European segment sales, excluding Merplas, for the nine month period ended September 30, 2002. This compares to EBITDA of $36.6 million or 9.6% of European segment sales, excluding Merplas, for the nine month period ended September 30, 2001.

        EBITDA at Merplas improved to a loss of $8.3 million compared to a loss of $15.0 million for the nine month periods ended September 30, 2002 and 2001, respectively.

Net Income Attributable to Class A Subordinate Voting and Class B Shares

        Net income attributable to Class A Subordinate Voting and Class B Shares increased 52% to $66.4 million in the first nine months of 2002 compared to $43.8 million for the first nine months of 2001.

        Excluding other income related to the gain on disposition of a non-core North American division in the first quarter of 2002 of $2.9 million after tax and the write off of deferred preproduction expenditures of $8.3 million after tax (see the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion), net income attributable to Class A Subordinate Voting and Class B Shares for the nine month period ended September 30, 2002 of $71.8 million increased 53% over net income attributable to Class A Subordinate Voting and Class B Shares for the nine month period ended September 30, 2001 of $47.0 million, adjusted to eliminate the after tax impact of goodwill amortization of $3.2 million (see the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion).

Diluted Earnings Per Share

        Diluted earnings per share for the first nine months of 2002 increased 30% to $0.78 compared to $0.60 for the first nine months of 2001.

        Excluding other income related to the gain on disposition of a non-core North American division in the first quarter of 2002 of $0.03 and the write off of deferred preproduction expenditures of $0.08 (see the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion), diluted earnings per share increased 32% over the first nine months of 2001, adjusted to eliminate goodwill amortization which added $0.03 to diluted earnings per share for the first nine months of 2001 (see the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion). This increase was despite a 10.1 million increase in the weighted average number of diluted Class A Subordinate Voting and Class B Shares outstanding substantially all related to the June 2001 Equity Offering.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Three Month Periods Ended September 30, 2002 and 2001

	Three Month Periods Ended September 30,
(U.S. dollars in millions)
	2002	2001
EBITDA
North America	$56.1	$41.3
Europe
Excluding Merplas	4.6	10.6
Merplas	(2.4)	(5.3)

Total Europe	2.2	5.3
Corporate	(2.4)	(1.3)

	55.9	45.3
Interest, cash taxes and other operating cash flows	(14.4)	(10.4)

Cash flow from operations before changes in non-cash working capital	41.5	34.9
Cash invested in non-cash working capital	(7.2)	(9.6)
Fixed and other asset spending, net
North America	(11.2)	(13.3)
Europe
Excluding Merplas	(9.0)	(4.6)
Merplas	(0.2)	(1.6)
Acquisition spending
North America	—	(12.5)
Less remaining purchase price payable	—	4.7
Proceeds from disposition of operating division	0.3	—
Dividends
Convertible Series Preferred Shares	(3.0)	(3.1)
Class A Subordinate Voting and Class B Shares	(3.4)	(3.4)

Cash generated and available for debt reduction (shortfall to be financed)	7.8	(8.5)
Net increase in debt	14.9	13.4
Issuances of Class A Subordinate Voting Shares	4.6	—
Foreign exchange on cash and cash equivalents	(0.8)	0.7

Net increase in cash and cash equivalents	$26.5	$5.6

Cash Flow From Operations

        Cash generated from operations and dispositions exceeded capital and acquisition spending and dividend requirements by $7.8 million for the third quarter of 2002 compared to a shortfall of $8.5 million for the third quarter of 2001. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA in the third quarter of 2002 compared to the third quarter of 2001 and net acquisition spending in the third quarter of 2001 of $7.8 million related to the acquisition of Autosystems.

Investing Activities

        Capital spending, excluding acquisition spending and proceeds from disposition, on a global basis totalled $20.4 million or 36.5% of EBITDA in the third quarter of 2002 compared to $19.5 million or 43.0% of EBITDA in the third quarter of 2001. The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In certain circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the returns over the life of the program justify the investment. Capital spending in the third quarter of 2002 included $9.2 million in Europe related to spending to support future sales growth including spending on a European facility to service the VW Group T5 (Transit Van) program launching in the fourth quarter of 2002, spending on the construction of a new metal trim facility in Germany and spending on other newly awarded production contracts, required improvements and other process related expenditures. North American spending in the third quarter of 2002 included spending related to improvement programs at Autosystems and spending related to newly awarded production contracts, required improvements and other process related expenditures.

        North American capital spending of $11.2 million was 20.0% of North American EBITDA in the three month period ended September 30, 2002. European, excluding Merplas, capital spending of $9.0 million was 195.7% of European, excluding Merplas, EBITDA in the third quarter of 2002.

        Proceeds from disposition of $0.3 million in the third quarter of 2002 represents the remaining proceeds that were due on the sale, in the first quarter of 2002, of a non-core North American operating division.

Dividends

        Dividends paid on the Company's Convertible Series Preferred Shares were substantially unchanged at $3.0 million for the third quarter of 2002 compared to $3.1 million for the third quarter of 2001.

        Dividends paid during the third quarter of 2002 on Class A Subordinate Voting and Class B Shares totaled $3.4 million. This represents dividends declared of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of the three month period ended June 30, 2002.

        Dividends paid during the three month period ended September 30, 2001 on Class A Subordinate Voting and Class B Shares also totaled $3.4 million representing dividends declared of U.S. $0.05 in respect of the three month period ended June 30, 2001.

        Subsequent to September 30, 2002, the board of directors of the Company declared a dividend of U.S. $0.06 per Class A Subordinate Voting and Class B Share in respect of the three month period ended September 30, 2002. This represents a 20% increase in the quarterly dividend rate.

Financing Activities

        The Company borrowed an additional $14.9 million in the third quarter of 2002 and generated $7.8 million of cash available for debt reduction. During the third quarter of 2002, the Company borrowed additional funds in Canada to invest in Europe to fund the Company's new paint line project in Belgium. The funds invested in Europe will be used for capital expenditures in the fourth quarter of 2002 and throughout 2003.

        Given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction. However, as was done in the second quarter of 2002, during the third quarter of 2002, the Company was able to utilize additional cash generated and accumulated within its United States operations to temporarily reduce debt held in Canada.

        During the third quarter of 2002, the Company issued 451,400 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program resulting in a $4.6 million increase in Class A Subordinate Voting Share capital.

Cash Flows for the Nine Month Periods Ended September 30, 2002 and 2001

	Nine Month Periods Ended September 30,
(U.S. dollars in millions)
	2002	2001
EBITDA
North America	$189.7	$147.2
Europe
Excluding Merplas	21.8	36.6
Merplas	(8.3)	(15.0)

Total Europe	13.5	21.6
Corporate	(5.5)	(3.9)

	197.7	164.9
Interest, cash taxes and other operating cash flows	(53.8)	(42.9)

Cash flow from operations before changes in non-cash working capital	143.9	122.0
Cash generated (invested) in non-cash working capital	3.5	(19.4)
Fixed and other asset spending, net
North America	(33.6)	(39.0)
Europe
Excluding Merplas	(19.8)	(8.0)
Merplas	(0.9)	(3.7)
Acquisition spending
North America	(2.6)	(20.3)
Less remaining purchase price payable	—	9.9
Proceeds from disposition of operating division	5.7	—
Dividends
Convertible Series Preferred Shares	(9.1)	(8.1)
Class A Subordinate Voting and Class B Shares	(10.2)	(9.2)

Cash generated and available for debt reduction	76.9	24.2
Net decrease in debt	(93.6)	(114.9)
Repayment of Subordinated Debentures	—	(25.8)
Issuances of Class A Subordinate Voting Shares	4.7	111.2
Foreign exchange on cash and cash equivalents	1.7	—

Net decrease in cash and cash equivalents	$(10.3)	$(5.3)

Cash Flow From Operations

        Cash generated from operations and dispositions exceeded capital and acquisition spending and dividend requirements by $76.9 million for the nine month period ended September 30, 2002 compared to $24.2 million for the nine month period ended September 30, 2001. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA, a reduction in cash invested in non-cash working capital, a reduction in acquisition spending and proceeds from the disposition of a non-core North American operating division.

        Cash invested in non-cash working capital declined $3.5 million in the first nine months of 2002 despite a 13% increase in total sales.

Investing Activities

        Capital spending, excluding acquisition spending and proceeds from disposition, on a global basis totalled $54.3 million or 27.5% of EBITDA in the nine month period ended September 30, 2002 compared to $50.7 million or 30.7% of EBITDA in the nine month period ended September 30, 2001.

        North American capital spending of $33.6 million was 17.7% of North American EBITDA. European, excluding Merplas, capital spending of $19.8 million was 90.8% of European, excluding Merplas, EBITDA in the first nine months of 2002.

        Given economic uncertainties throughout 2001 and more recently in 2002, wherever possible the Company has eliminated or delayed planned capital spending. As a result, full year 2001 and first nine months 2002 capital spending, excluding acquisition spending and proceeds from disposition, of $73.2 million and $54.3 million, respectively, was well under the Company's 50% of EBITDA guideline. However, capital spending for the remainder of 2002 is expected to increase. The Company has approved the construction of a new paint line at an existing facility in Belgium to service a recent new business award. Capital spending for the new paint line commenced in the first nine months of 2002 with significant additional spending planned in the fourth quarter of 2002 and throughout 2003. In addition, the Company will be constructing a new mould and painting facility in the Southern United States to service recently awarded business in this region. Capital spending on this project will commence in the fourth quarter of 2002 with the majority of capital spending occurring in 2003 and 2004. Approved spending for 2002 is currently $120 million. However, as a result of further eliminations and delays in spending, the Company expects actual 2002 spending to range between $90 million and $100 million. In addition to the two Greenfield projects described above, current approved capital spending is primarily to support newly awarded production contracts, required improvements and other process related expenditures as well as spending to support future sales growth in Europe including spending on a European facility to serve the VW Group T5 (Transit Van) program launching in the fourth quarter of 2002 and spending on the construction of a new metal trim facility in Germany.

        Management believes that cash balances on hand, existing unutilized credit facilities, internally generated cash from operations and possible future financings will be sufficient to meet all planned capital expenditure requirements.

        Acquisition spending in the nine month period ended September 30, 2001 includes the acquisition of Autosystems and the buyout of the remaining minority interest in the Company's Mexican operations. Acquisition spending in the nine month period ended September 30, 2002 represents the repayment of one of the notes issued on the 2001 buyout of the minority interest in the Company's Mexican operations.

Dividends

        Dividends paid on the Company's Convertible Series Preferred Shares increased to $9.1 million for the first nine months of 2002 compared to $8.1 million for the comparable prior year period. The increase reflects the issuance of the Series 4 and 5 Convertible Series Preferred Shares on completion of the Global Exteriors Transaction on January 5, 2001.

        Dividends paid during the nine months ended September 30, 2002 on Class A Subordinate Voting and Class B Shares totaled $10.2 million. This represents dividends declared of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of each of the three month periods ended June 30, 2002, March 31, 2002 and December 31, 2001.

        Dividends paid during the nine month period ended September 30, 2001 on Class A Subordinate Voting and Class B Shares totaled $9.2 million representing dividends declared of Cdn. $0.06, U.S. $0.03, U.S. $0.05 and U.S. $0.05 in respect of the three month period ended October 31, 2000, the two month period ended December 31, 2000, the three month period ended March 31, 2001 and the three month period ended June 30, 2001, respectively.

Financing Activities

        Cash generated and available for debt reduction of $76.9 million and cash resources on hand were used to reduce debt by $93.6 million during the first nine months of 2002. Debt repayments in the nine month period ended September 30, 2002 reflect the Company's efforts to reduce its European cash and bank debt positions following the introduction of a new pan-European cash pooling system in late 2001 and the utilization of cash generated and accumulated within the Company's United States operations to temporarily reduce debt held in Canada. These reductions were partially offset by Canadian borrowings to fund an additional investment in Europe to finance the Company's new Belgium paint line project. The funds invested in Europe will be used for capital expenditures in the fourth quarter of 2002 and throughout 2003.

        During the first nine months of 2002, the Company issued 16,000 Class A Subordinate Voting Shares on the exercise of stock options and 451,400 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program. These issuances resulted in a $4.7 million increase in Class A Subordinate Voting Share capital.

        Issuances of Class A Subordinate Voting Shares in the comparable prior year period are substantially all related to the June 2001 Equity Offering.

Consolidated Capitalization

        The Company's net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna including current portion and the current and long-term liability portions of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 54% at September 30, 2002 compared to 61% at December 31, 2001. The reduction in net debt to total capitalization was due primarily to income earned during the period and debt repayments with the excess of cash generated from operations and dispositions over capital and acquisition spending and dividends.

        The above net debt to total capitalization figures treat the liability portion of the Convertible Series Preferred Shares as debt. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna after June 30, 2003 and the Series 4 and 5 Convertible Series Preferred Shares are retractable by Magna after December 31, 2003 and 2004, respectively. Accordingly, the liability portion of the Series 1, 2 and 3 Convertible Series Preferred Shares is shown as a current liability ($95.1 million at September 30, 2002) and the liability portion of the Series 4 and 5 Convertible Series Preferred Shares is shown as a long-term liability ($113.5 million at September 30, 2002) in the Company's consolidated balance sheet. However, these instruments are also convertible into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $10.07 for the Series 1, 2 and 3 Convertible Series Preferred Shares and Cdn. $13.20 for the Series 4 and 5 Convertible Series Preferred Shares. The Company's Class A Subordinate Voting Shares have traded between Cdn. $10.56 and Cdn. $21.10 over the 52 week period ended October 25, 2002. As a result, it is possible that all, or a portion, of this debt will be settled with Class A Subordinate Voting Shares rather than cash. This would substantially improve the Company's net debt to total capitalization.

Unused and Available Financing Resources

        At September 30, 2002 the Company had cash on hand of $84.0 million and $226.6 million of unused and available credit facilities. $211.6 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 29, 2003 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.

        Debt that comes due in the next twelve months includes $71.7 million of debt due to Magna including $38.0 million due December 31, 2002 and $32.7 million due January 1, 2003.

        In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

        A number of Magna affiliated companies are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at September 30, 2002, $0.3 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable and accrued liabilities on the Company's September 30, 2002 consolidated balance sheet.

Off Balance Sheet Financing

        The Company's off balance sheet financing arrangements are limited to operating lease contracts.

        A number of the Company's facilities are subject to operating leases with Magna and with third parties. As of December 31, 2001, total operating lease commitments for facilities totaled $16.3 million for 2002 including $8.7 million under lease arrangements with Magna. For 2006, total operating lease commitments for facilities totaled $14.5 million including $8.3 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

        As of December 31, 2001, approximately 40% of the Company's aggregate facility square footage is owned and the balance is leased from Magna and third parties. Most of the Company's existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

        The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2001, operating lease commitments for equipment totaled $5.4 million for 2002. For 2006, total operating lease commitments for equipment totaled $1.9 million.

        Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

        Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 30% for the year ended December 31, 2001. After tax return on common equity for the nine month period ended September 30, 2002 was 29.8%.

        As the Company strives to continue to reduce debt with cash generated from operations and potentially through future additional equity offerings, there will be downward pressure on after tax return on common equity. In addition, any future conversions of the Company's Convertible Series Preferred Shares into Class A Subordinate Voting Shares will result in a reduction in after tax return on common equity.

        Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as earnings before interest and taxes divided by long term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

	Return on Funds Employed				Funds Employed
(U.S. dollars in millions)	For the year ended December 31, 2001		For the nine month period ended Sept. 30, 2002		As at December 31, 2001	As at September 30, 2002
North America	25%		34%		$589.8	$584.6
Europe
Excluding Merplas	14%		5%		185.3	176.1
Merplas	(54%	)	(64%	)	43.9	29.8
Corporate	n/a		n/a		(23.8)	(0.8)

Global	18%		22%		$795.2	$789.7

        Return on funds employed improvement opportunities exist at Merplas and throughout the rest of Europe. The reduction in both the return on funds employed and in funds employed at Merplas is due to the goodwill and deferred preproduction expenditures write offs in the second quarter of 2002 (see the "Changes in Accounting Policy — Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion). Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma believes that there are opportunities to narrow the gap.

OUTLOOK

        North American light vehicle production is estimated at 16.3 million vehicles for 2002, including fourth quarter 2002 vehicle production volumes of 3.9 million units. The fourth quarter and full year outlook for 2002 represent increases of 3% and 5%, respectively, over 2001 vehicle production volumes.

        Western European light vehicle production is estimated at 16.2 million vehicles for 2002, including fourth quarter 2002 vehicle production volumes of 4.0 million units. The fourth quarter outlook is unchanged from vehicle production levels in the comparable prior year period and the full year outlook for 2002 represents a decrease of 2% over 2001 vehicle production volumes.

CHANGES IN ACCOUNTING POLICY

Goodwill and Deferred Preproduction Expenditures

        In September 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after September 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

        CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with the Company's 2002 fiscal year. As a result, the Company ceased amortizing goodwill effective January 1, 2002. Net income was reduced by $1.1 million and $3.2 million for the three and nine month periods ended September 30, 2001, respectively, as a result of goodwill amortization.

        Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. Previously, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates.

        As required by CICA 3062, and as previously disclosed, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill write down of $12.3 million in the second quarter of 2002 related to its United Kingdom reporting unit. In accordance with CICA 3062, this write down was charged against January 1, 2002 opening retained earnings and did not impact the Company's net income or earnings per share. As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income for the second quarter of 2002. Amortization expense related to the Merplas deferred preproduction expenditures prior to the write off and included in "depreciation and amortization" expense amounted to $0.7 million for the nine month period ended September 30, 2002 ($1.2 million for the nine month period ended September 30, 2001). (See note 3 to the unaudited interim consolidated financial statements included elsewhere herein).

        These write downs were required due to the significant operating losses that have been incurred at the Company's Merplas United Kingdom facility over the last several quarters. Although significant operational improvements have been made over the last several quarters, Merplas' longer term profitability is dependent on filling open capacity. However, no significant additional production programs have been secured, at this point in time, to utilize this capacity. Despite these write downs, Decoma remains committed to its United Kingdom operations over the long term and will continue to aggressively pursue new business opportunities.

        The Company's June 2002 initial assessment for goodwill impairment at all other reporting units did not result in any further goodwill write downs. Going forward, the Company will assess goodwill for impairment annually commencing December 31, 2002. Any future required goodwill write down must be charged against income. The assessment of goodwill for impairment is subject to significant measurement uncertainty and requires forward looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities and program production volume, price and cost assumptions on current and future business.

Foreign Currency Translation

        In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, unrealized translation gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

        The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, net income for the third quarter of 2001 decreased to $10.7 million from the $10.9 million amount previously reported and diluted earnings per share for the third quarter of 2001 were unchanged. Net income for the first nine months of 2001 was reduced to $48.9 million from the $49.2 million amount previously reported and diluted earnings per share were reduced to $0.60 from the $0.61 amount previously reported. (See note 3 to the unaudited interim consolidated financial statements included elsewhere herein).

COMPARATIVE PERIOD AMOUNTS

North American Vehicle Production and Average Content Per Vehicle

        North American vehicle production volumes, as reported by the Company, have historically included medium and heavy trucks. Effective with the first quarter of 2002, North American vehicle production volumes, as reported by the Company, include light vehicles only and exclude medium and heavy trucks. The Company does not have a substantial amount of North American medium and heavy truck content, therefore, this change improves the comparability of the Company's North American production sales with vehicle production volumes. North American vehicle production volumes continue to include light vehicles produced in Canada, the United States and Mexico. All comparative period North American vehicle production and average content per vehicle amounts have been restated to conform with the current period's presentation.

        Western European vehicle production volumes, as reported by the Company, have historically excluded medium and heavy trucks.

Consolidated Financial Statements
(Unaudited)

CONTENTS

26	Consolidated Balance Sheets
27	Consolidated Statements of Income and Retained Earnings
28	Consolidated Statements of Cash Flows
29	Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited) (U.S. dollars in thousands)	As at September 30, 2002	As at December 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	$83,997	$94,271
Accounts receivable	296,598	270,961
Inventories	206,084	187,014
Prepaid expenses and other	16,984	16,568

	603,663	568,814

Investments	17,361	16,909

Fixed assets, net	489,315	491,774

Goodwill, net (note 3)	61,087	71,516

Future tax assets	6,561	9,942

Other assets	11,647	10,204

	$1,189,634	$1,169,159

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 9(b))	$88,444	$159,959
Accounts payable	194,662	178,162
Accrued salaries and wages	53,990	42,983
Other accrued liabilities	56,171	38,896
Income taxes payable	4,545	9,734
Long-term debt due within one year	6,644	9,566
Debt due to Magna within one year (note 9(c))	71,734	76,008
Series 1, 2 and 3 Convertible Series Preferred Shares, held by Magna (note 9(a))	95,075	—

	571,265	515,308

Long-term debt	9,434	17,942

Long-term debt due to Magna (note 9(c))	98,021	88,524

Series 4 and 5 Convertible Series Preferred Shares, held by Magna (note 9(a))	113,529	199,956

Other long-term liabilities	4,587	4,287

Future tax liabilities	48,601	46,036

Shareholders' equity:
Convertible Series Preferred Shares (note 8)	20,490	26,071
Class A Subordinate Voting Shares (note 8)	172,488	167,825
Class B Shares (note 8)	30,594	30,594
Retained earnings (note 3)	93,736	49,768
Currency translation adjustment	26,889	22,848

	344,197	297,106

	$1,189,634	$1,169,159

See accompanying notes

Consolidated Statements of Income and Retained Earnings

	Three Month Periods Ended September 30,		Nine Month Periods Ended September 30,
(Unaudited) (U.S. dollars in thousands, except per share figures)
	2002	2001	2002	2001
		(restated - see note 3)		(restated - see note 3)
Sales	$465,518	$420,021	$1,528,485	$1,349,490

Cost of goods sold	371,693	338,799	1,213,115	1,081,611
Depreciation and amortization	19,806	20,377	58,438	60,057
Selling, general and administrative (note 4)	32,541	29,456	98,066	82,929
Affiliation and social fees (note 4)	5,366	6,489	19,573	20,018
Other charge (note 3)	—	—	8,301	—

Operating income	36,112	24,900	130,992	104,875
Equity (income) loss	305	86	(474)	(74)
Interest expense, net	3,065	4,290	9,474	15,104
Amortization of discount on Convertible Series Preferred Shares	2,028	2,257	6,413	7,146
Other income, net (note 10)	—	—	(3,874)	—

Income before income taxes and minority interest	30,714	18,267	119,453	82,699
Income taxes	12,092	7,567	49,523	33,004
Minority interest	—	—	—	843

Net income	18,622	10,700	69,930	48,852

Financing charges on Convertible Series Preferred Shares and Subordinated Debentures, net of taxes	(1,137)	(1,704)	(3,495)	(5,020)

Net income attributable to Class A Subordinate Voting and Class B Shares	17,485	8,996	66,435	43,832
Retained earnings, beginning of period	79,654	30,875	49,768	—
Dividends on Class A Subordinate Voting and Class B Shares	(3,403)	(3,378)	(10,163)	(7,495)
Cumulative adjustment for change in accounting policy for foreign currency translation (note 3)	—	—	—	156
Adjustment for change in accounting policy for goodwill (note 3)	—	—	(12,304)	—

Retained earnings, end of period	93,736	36,493	93,736	36,493

Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.26	$0.13	$0.98	$0.75
Diluted	$0.21	$0.13	$0.78	$0.60

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	67.9	67.6	67.7	58.1
Diluted	98.4	97.8	98.3	88.2

See accompanying notes

Consolidated Statements of Cash Flows

	Three Month Periods Ended September 30,		Nine Month Periods Ended September 30,
(Unaudited) (U.S. dollars in thousands)
	2002	2001	2002	2001
		(restated - see note 3)		(restated - see note 3)
Cash provided from (used for):
OPERATING ACTIVITIES
Net income	$18,622	$10,700	$69,930	$48,852
Items not involving current cash flows	22,862	24,206	73,981	73,131

	41,484	34,906	143,911	121,983
Changes in non-cash working capital	(7,186)	(9,635)	3,541	(19,383)

	34,298	25,271	147,452	102,600

INVESTING ACTIVITIES
Fixed asset additions	(18,762)	(17,707)	(50,376)	(48,962)
Business acquisitions (note 12)	—	(12,538)	(2,584)	(20,319)
Less remaining purchase price payable	—	4,730	—	9,917
Increase in investments and other assets	(1,770)	(1,894)	(4,196)	(3,185)
Proceeds from disposition of fixed and other assets	173	24	225	1,447
Proceeds from disposition of operating division, net (note 10)	340	—	5,736	—

	(20,019)	(27,385)	(51,195)	(61,102)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	15,251	18,648	(75,372)	(7,934)
Repayments of long term debt, net	(361)	(3,716)	(10,483)	(10,949)
Repayments of debt due to Magna	—	(433)	(7,836)	(85,345)
Repayments of debenture interest obligation	—	(1,120)	—	(10,633)
Repayment of Subordinated Debentures	—	—	—	(25,824)
Issuances of Class A Subordinate Voting Shares, net (note 8)	4,554	70	4,663	111,201
Dividends on Convertible Series Preferred Shares	(3,031)	(3,083)	(9,076)	(8,103)
Dividends on Class A Subordinate Voting and Class B Shares	(3,403)	(3,378)	(10,163)	(9,220)

	13,010	6,988	(108,267)	(46,807)

Effect of exchange rate changes on cash and cash equivalents	(832)	704	1,736	(18)

Net increase (decrease) in cash and cash equivalents during the period	26,457	5,578	(10,274)	(5,327)
Cash and cash equivalents, beginning of period	57,540	39,136	94,271	50,041

Cash and cash equivalents, end of period	$83,997	$44,714	$83,997	$44,714

See accompanying notes

Notes to Consolidated Financial Statements
Three and nine month periods ended September 30, 2002 and 2001
(Unaudited)

1. THE COMPANY

        Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

2. BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001 (the Company's "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

        The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements, except as described in note 3.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at September 30, 2002 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2002 and 2001.

3. ACCOUNTING POLICY CHANGES

Goodwill and Other Intangible Assets

        In September 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581 "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062").

        CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when acquired intangible assets should be recognized separately from goodwill.

        CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets that meet the criteria for indefinite life. In accordance with CICA 3062, effective January 1, 2002, the Company has applied the recommendations contained therein prospectively, without restatement of any comparable periods.

        Upon adoption of the recommendations, the Company ceased recording amortization of existing goodwill. The Company does not have any intangible assets meeting the non-amortization criteria of

CICA 3062. In accordance with CICA 3062, the Company has provided the following information related to the impact of the non-amortization method for goodwill:

(U.S. dollars in thousands, except per share figures)	Three Month Period Ended Sept 30, 2001	Nine Month Period Ended Sept 30, 2001
Net income, as reported	$10,700	$48,852
Restatement to eliminate goodwill amortization	1,051	3,179

Adjusted net income	$11,751	$52,031

Adjusted earnings per Class A Subordinate Voting or Class B Share
Basic	$0.15	$0.81
Diluted	$0.14	$0.64

        Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any write down of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required write down would be charged against earnings.

        As required by CICA 3062, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a write down of $12.3 million related to its United Kingdom reporting unit. This write down was charged against January 1, 2002 opening retained earnings.

        As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002.

Foreign Currency Translation

        In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation"("CICA 1650"). Under CICA 1650, unrealized translation gains and losses arising on long-term monetary liabilities denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

        The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, the Company increased opening retained earnings as at January 1, 2001 by $0.2 million.

        Net income was reduced by $0.2 million, basic earnings per share were reduced by $0.01, diluted earnings per share were unchanged and items not involving current cash flows were increased by $0.2 million, in each case for the three month period ended September 30, 2001.

        For the nine month period ended September 30, 2001, net income was reduced by $0.3 million, basic earnings per share were reduced by $0.01, diluted earnings per share were reduced by $0.01 and items not involving current cash flows were increased by $0.3 million.

        Selling, general and administrative expenses are net of earnings (losses) resulting from foreign exchange of:

	Three Month Periods Ended September 30,		Nine Month Periods Ended September 30,
(U.S. dollars in thousands)
	2002	2001	2002	2001
Foreign exchange income (loss)	$(106)	$1,192	$19	$546

Stock-Based Compensation

        In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments"("CICA 3870"). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for stock-based compensation paid to employees and to directors, in their capacity as a director, that requires settlement in stock. For all employee and director option plans not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is required. The new standard only applies to awards granted after January 1, 2002.

        The Company's current stock option plan requires its employees and directors to pay the option exercise price in order to obtain stock. The Company has elected to continue accounting for employee stock options using the intrinsic value method with pro forma earnings disclosure showing the impact of stock options on earnings had the Company accounted for all employee and director stock options at fair value. The Company has elected to provide pro forma disclosures for all options outstanding rather than only for those granted after January 1, 2002 (see note 8). The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and nine month periods ended September 30, 2002.

4. AFFILIATION AND SOCIAL FEES

        The Company is party to an affiliation agreement with Magna International Inc. ("Magna") that provides for the payment by Decoma of an affiliation fee.

        On June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement. The amended agreement, which became effective August 1, 2002, provides for a term of nine years and five months, expiring on December 31, 2011, and thereafter is renewable on a year to year basis at the parties' option.

        Affiliation fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% that previously applied. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also provided Decoma with a credit of 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002 and a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems.

        The Company also pays Magna a social fee based on a specified percentage of consolidated pre-tax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of two percent of its profit before tax to support social and charitable activities.

        In addition to affiliation and social fees payable to Magna, the Company pays Magna a negotiated amount for certain management and administrative services. Subsequent to the three month period ended September 30, 2001, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees continue to be shown separately in the consolidated statements of income. The comparative period amounts have been reclassified to conform to the current period's presentation. The cost of management and administrative services provided by Magna and included in SG&A totalled $0.8 million and $2.6 million in the three and nine month periods ended September 30, 2002, respectively ($0.9 million and $2.6 million in the three and nine month periods ended September 30, 2001, respectively).

5. CYCLICALITY OF OPERATIONS

        Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

6. USE OF ESTIMATES

        The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

7. CONTINGENCIES

        In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

8. CAPITAL STOCK

Class and Series of Outstanding Securities

        For details concerning the nature of the Company's securities, please refer to note 11 "Convertible Series Preferred Shares" and note 12 "Capital Stock" of the Company's annual financial statements.

        The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	3,500,000	3,500,000
Preferred Shares, issuable in series	Unlimited	—
Class A Subordinate Voting Shares	Unlimited	36,154,299
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	31,909,091

        During the nine month period ended September 30, 2002, Class A Subordinate Voting Shares increased by $0.1 million related to 16,000 shares issued as a result of the exercise of stock options and by $4.6 million related to 451,400 Class A Subordinate Voting Shares issued to the Decoma employee deferred profit sharing program.

Incentive Stock Options

        Information concerning the Company's Incentive Stock Option Plan is included in note 12 "Capital Stock" of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price	Number of Options Exercisable
Outstanding at December 31, 2001	1,796,000	Cdn. $12.02	1,089,000
Granted	435,000	Cdn. $17.53
Exercised	(16,000)	Cdn. $10.59	(16,000)
Vested			313,000

Outstanding at September 30, 2002	2,215,000	Cdn. $13.12	1,386,000

        The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at September 30, 2002 is 1,833,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

        The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated (no stock options were issued during the three month periods ended September 30, 2002 and 2001):

	Nine Month Periods Ended September 30,
	2002	2001
Risk free interest rate	2.7%	5.2%
Expected dividend yield	1.9%	1.8%
Expected volatility	37%	29%
Expected life of options (years)	5 years	6 years

        The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

        However, for purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares, after valuing all stock options currently outstanding for the three and nine month periods ended September 30, 2002 would have been:

	Three Month Periods Ended September 30,		Nine Month Periods Ended September 30,
(U.S. dollars in thousands, except per share figures)
	2002	2001	2002	2001
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$17,267	$8,747	$65,619	$42,963

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.25	$0.13	$0.97	$0.74
Diluted	$0.21	$0.13	$0.77	$0.60

Maximum Shares

        The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at September 30, 2002 were exercised or converted:

Number of Shares
Class A Subordinate Voting Shares outstanding at September 30, 2002	36,154,299
Class B Shares outstanding at September 30, 2002	31,909,091
Options to purchase Class A Subordinate Voting Shares	2,215,000
Convertible Series Preferred Shares, convertible at Cdn. $10.07 per share	14,895,729
Convertible Series Preferred Shares, convertible at Cdn. $13.20 per share	15,151,516

100,325,635

        In addition, the Company has reserved 548,600 Class A Subordinate Voting Shares for future issuances to the Decoma employee deferred profit sharing plan.

9. DEBT

(a) Convertible Series Preferred Shares

        The liability amounts for the Series 1, 2 and 3 Convertible Series Preferred Shares are presented as current liabilities. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna at their face value of Cdn. $150 million after June 30, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $10.07 per Class A Subordinate Voting Share. The Company's Class A Subordinate Voting Shares have traded between Cdn. $10.56 and Cdn. $21.10 over the 52 week period ended October 25, 2002.

        The liability amounts for the Series 4 and 5 Convertible Series Preferred Shares are presented as long-term liabilities as these are not retractable by Magna before January 1, 2004 and January 1, 2005, respectively. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $13.20 per Class A Subordinate Voting Share.

        The Series 1, 2 and 3 Convertible Series Preferred Shares are redeemable by the Company after July 31, 2003 and the Series 4 and 5 Convertible Series Preferred Shares are redeemable by the Company after December 31, 2005.

(b) Credit Facility

        At September 30, 2002 the Company had lines of credit totaling $328.1 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 29, 2003, at which time the Company may request further revolving 364-day extensions. The unused and available lines of credit at September 30, 2002 were approximately $226.6 million.

(c) Amounts Due to Magna

        The Company's debt due to Magna consists of the following:

(U.S dollars in thousands)	September 30, 2002	December 31, 2001
Debt denominated in Canadian dollars (i)	$38,030	$37,604
Debt denominated in Euros and British Pounds (ii)	131,725	126,928

	169,755	164,532
Less due within one year	71,734	76,008

	$98,021	$88,524

Notes:

  (i)
  The debt denominated in Canadian dollars arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. The interest rate on this debt was subsequently renegotiated to 4.85% effective September 4, 2001, 3.1% effective January 1, 2002, 3.6% effective April 1, 2002, 3.83% effective July 1, 2002 and 3.90% effective October 1, 2002. The maturity date of this Cdn. $60 million debt has been extended to December 31, 2002.

  (ii)
  The debt denominated in Euros and British Pounds arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7% to 7.5% and was repayable over the period to December 31, 2004 with $32.7 million due October 1, 2002. All debt denominated in British Pounds was repaid in the nine month period ended September 30, 2002. The interest rate on the $32.7 million of debt due October 1, 2002 has been renegotiated to 4.29% effective October 1, 2002 and the maturity date of this debt has been extended to January 1, 2003.

10. OTHER INCOME, NET

      On March 11, 2002, the Company completed the divestiture of one of its non-core North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction.

11. SEGMENTED INFORMATION

        The Company operates in one industry segment, the automotive exteriors business. As at September 30, 2002, the Company had 23 manufacturing facilities in North America and 11 in Europe. In addition, the Company had 7 product development and engineering centres.

        The Company's European divisions are managed separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

        The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

	Three Month Period Ended September 30, 2002
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$331,098	$135,227	$—	$466,325
Intersegment sales	(205)	(602)	—	(807)

Sales to external customers	$330,893	$134,625	$—	$465,518

Depreciation and amortization	$14,036	$5,770	$—	$19,806

Operating income (loss)	$42,133	$(3,656)	$(2,365)	$36,112

Equity loss	$305	$—	$—	$305

Interest expense (income), net	$8,930	$4,972	$(10,837)	$3,065

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$2,028	$2,028

Fixed assets, net	$351,067	$138,248	$—	$489,315

Fixed asset additions	$9,596	$9,166	$—	$18,762

Goodwill, net	$44,579	$16,508	$—	$61,087

	Three Month Period Ended September 30, 2001
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$292,665	$128,129	$—	$420,794
Intersegment sales	(700)	(73)	—	(773)

Sales to external customers	$291,965	$128,056	$—	$420,021

Depreciation and amortization	$14,289	$6,088	$—	$20,377

Operating income (loss)	$27,021	$(776)	$(1,345)	$24,900

Equity loss	$86	$—	$—	$86

Interest expense (income), net	$5,606	$4,714	$(6,030)	$4,290

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$2,257	$2,257

Fixed assets, net	$363,468	$134,181	$—	$497,649

Fixed asset additions	$11,475	$6,232	$—	$17,707

Goodwill, net	$45,152	$28,073	$—	$73,225

	Nine Month Period Ended September 30, 2002
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$1,118,755	$411,649	$—	$1,530,404
Intersegment sales	(1,280)	(639)	—	(1,919)

Sales to external customers	$1,117,475	$411,010	$—	$1,528,485

Depreciation and amortization	$41,009	$17,429	$—	$58,438

Other charge (note 3)	$—	$8,301	$—	$8,301

Operating income (loss)	$148,779	$(12,240)	$(5,547)	$130,992

Equity income	$(474)	$—	$—	$(474)

Interest expense (income), net	$18,261	$15,365	$(24,152)	$9,474

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$6,413	$6,413

Other income (note 10)	$(3,874)	$—	$—	$(3,874)

Fixed assets, net	$351,067	$138,248	$—	$489,315

Fixed asset additions	$30,677	$19,699	$—	$50,376

Goodwill, net	$44,579	$16,508	$—	$61,087

	Nine Month Period Ended September 30, 2001
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$952,333	$400,801	$—	$1,353,134
Intersegment sales	(3,571)	(73)	—	(3,644)

Sales to external customers	$948,762	$400,728	$—	$1,349,490

Depreciation and amortization	$42,979	$17,078	$—	$60,057

Operating income (loss)	$104,233	$4,476	$(3,834)	$104,875

Equity income	$(74)	$—	$—	$(74)

Interest expense (income), net	$18,994	$13,893	$(17,783)	$15,104

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$7,146	$7,146

Fixed assets, net	$363,468	$134,181	$—	$497,649

Fixed asset additions	$35,821	$13,141	$—	$48,962

Goodwill, net	$45,152	$28,073	$—	$73,225

12. BUSINESS ACQUISITION

Decomex

        In May 2001, the Company acquired the remaining minority interest in Decomex Inc. ("Decomex") from Corporación Activa, S.A. de C.V. Decomex operates fascia moulding and finishing operations in Mexico.

        Total consideration paid in connection with the acquisition amounted to $7.8 million, which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of

$5.2 million of prime rate promissory notes, denominated in Canadian dollars, at par, maturing $2.6 million on May 31, 2002 and $2.6 million on May 31, 2003. Interest on the promissory notes is payable in Canadian dollars on a quarterly basis.

        The acquisition has been accounted for by the purchase method in these unaudited interim consolidated financial statements from the date of acquisition.

Autosystems

        On September 28, 2001, the Company acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ("Autosystems") from the court appointed receiver and monitor of Autosystems.

        Autosystems is an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12.3 million after working capital purchase price adjustments which were finalized in the fourth quarter of 2001. The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

        The net effect of the transaction on the Company's consolidated balance sheet was as follows:

(U.S. dollars in thousands)
Non-cash working capital	$2,200
Fixed assets	10,070

Net assets acquired	$12,270

TRANSFER AGENTS & REGISTRARS

Canada

Class A Subordinate Voting Shares
    Computershare Trust Company of Canada
    Toronto, Canada

United States

Class A Subordinate Voting Shares
    Computershare Trust Company, Inc.
    Lakewood, Colorado

STOCK LISTINGS

Class A Subordinate Voting Shares
    Toronto Stock Exchange — DEC.A
    NASDAQ National Market — DECA

AUDITORS

Ernst & Young LLP
Toronto, Canada

PRINCIPAL BANKERS

Royal Bank of Canada
Citibank Canada
Toronto, Canada

INVESTOR INFORMATION

Shareholders seeking assistance or information about the Company are requested to contact:
S. Randall Smallbone
Executive Vice-President, Finance and
Chief Financial Officer
50 Casmir Court, Concord, Ontario,
Canada L4K 4J5
Telephone: (905) 669-2888
Fax: (905) 669-5075

www.decoma.com

Decoma International Inc.
50 Casmir Court, Concord, Ontario
Canada L4K 4J5
Tel. 905.669.2888 Fax. 905.669.5075

QuickLinks

To Our Shareholders
Management's Discussion and Analysis of Results of Operations and Financial Position
Consolidated Financial Statements (Unaudited)
Consolidated Balance Sheets
Consolidated Statements of Income and Retained Earnings
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements Three and nine month periods ended September 30, 2002 and 2001 (Unaudited)
Investor Information